FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 1, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 1, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NORSAT INCREASES PENETRATION INTO MILITARY MARKETS

Vancouver, British Columbia – August 1, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has now sold its portable satellite systems to seven of the world’s militaries.  Collectively, these defense customers are currently deploying Norsat’s technology in at least 17 countries spanning all five continents.

“We have made a concerted effort to build on our success with the US Department of Defense by rolling out our portable satellite systems to other countries,” said Amiee Chan, President and CEO of Norsat.  “Many of our leads are coming from military personnel who see our products being used by their international counterparts, either in the field or at joint exercises, and want the same technology for their own organization.  We have also won military customers through the efforts of strategic partners in our distribution channel whom we have engaged to help us broaden our geographic reach.”

Norsat’s portable satellite technology is a natural fit for the rigorous demands of military customers.  Today’s satellites are very powerful, making it possible for smaller, more portable terminals to provide all the bandwidth capabilities required in mission critical situations.  Norsat’s GLOBETrekker and OmniLink systems have been specifically engineered for survivability and ease of deployment.  These same attributes are also valued for applications in business continuity, emergency response, telemedicine and media.  Norsat has made inroads into those verticals and continues to actively target additional customers.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

The Equicom group

Investor Relations
Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended March 31, 2007, and the Management Discussion and Analysis for quarter ended March 31, 2007. The company’s results are consolidated with those of Norsat.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.